SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No.    )*

Nike, Inc.
(Name of Issuer)

Class B Common Stock
(Title of Class of Securities)

654106103
(CUSIP Number)

October 5, 2001
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/   /  Rule 13d-1(b)
/X/  Rule 13d-1(c)
/   /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 14,718,131 shares, which constitutes approximately 8.0% of the 184,832,191 shares of Stock deemed outstanding pursuant to Rule 13d-3(D)(1)(i) under the Act. Unless otherwise stated, all ownership percentages set forth herein assume that there are 170,114,060 shares outstanding.


CUSIP No. 654106103

1.    Name of Reporting Person:

        Cardinal Investment Sub I, L.P.

2.    Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) /X/

3.    SEC Use Only

4.    Citizenship or Place of Organization: Delaware

                     5.    Sole Voting Power: -0-
Number of
Shares
Beneficially    6.    Shared Voting Power: -0-
Owned By
Each
Reporting        7.    Sole Dispositive Power: -0-
Person
With
                     8.    Shared Dispositive Power: -0-

9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

        12,768,131 (1)

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          /   /

11.    Percent of Class Represented by Amount in Row (9):  7.0% (2)

12.    Type of Reporting Person: PN
--------------
(1)    Assumes the conversion of shares (at the applicable conversion rate of one for one) of Nike, Inc. Class A
         Common Stock into shares of Nike, Inc. Class B Common Stock.
(2)     Pursuant to Rule 13d-3(D)(1)(i), the number of shares deemed to be outstanding is 182,882,191.


CUSIP No. 654106103

1.    Name of Reporting Person:

         Oak Hill Strategic Partners, L.P.

2.    Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.    SEC Use Only

4.    Citizenship or Place of Organization: Delaware

                     5.    Sole Voting Power: -0-
Number of
Shares
Beneficially    6.    Shared Voting Power: -0-
Owned By
Each
Reporting        7.    Sole Dispositive Power: -0-
Person
With
                     8.    Shared Dispositive Power: -0-

9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

        1,950,000 (1)

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          /   /

11.    Percent of Class Represented by Amount in Row (9):  1.1% (2)

12.    Type of Reporting Person: PN
--------------
(1)     Assumes the conversion of shares (at the applicable conversion rate of one for one) of Nike, Inc. Class A
         Common Stock into shares of Nike, Inc. Class B Common Stock.
(2)     Pursuant to Rule 13d-3(D)(1)(i), the number of shares deemed to be outstanding is 172,064,060.


Item 1(a).    Name of Issuer.

The name of the issuer is Nike, Inc. (the "Issuer").

Item 1(b).    Address of Issuer's Principal Executive Offices.

The principal executive offices of the Issuer are located at One Bowerman Drive, Beaverton, Oregon 97005.

Item 2(a).    Names of Persons Filing.

Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13G Statement on behalf of Cardinal Investment Sub I, L.P. , a Delaware limited partnership ("Cardinal"), and Oak Hill Strategic Partners, L.P., a Delaware limited partnership ("Oak Hill") (the "Reporting Persons").  Additionally, information is included herein with respect to the following persons (the "Controlling Persons"): Cardinal Investment Sub Genpar I, L.L.C., a Delaware limited liability company ("Cardinal Genpar"), Cardinal Investment Partners I, L.P., a Delaware limited partnership ("Cardinal Investment"), Cardinal Management I, L.P., a Delaware limited partnership ("Cardinal Management"), Cardinal MGP, L.L.C., a Delaware limited liability company ("Cardinal MGP"), J. Taylor Crandall ("Crandall"), FW Strategic Asset Management, L.P., a Texas limited partnership ("FW Strategic"), and Strategic GenPar, Inc., a Texas corporation ("Strategic GenPar"). The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."  The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

Item 2(b).    Address of Principal Business Office, or if None, Residence.

The address of the principal business office of Cardinal, Cardinal Genpar, Cardinal Investment, Cardinal Management, Cardinal MGP, Oak Hill, FW Strategic and Strategic GenPar is 201 Main Street, Suite 2600, Fort Worth, Texas 76102.

The address of the principal business office of Crandall is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

Item 2(c).      Citizenship.

All of the natural persons listed in Item 2(a) are citizens of the United States of America.

Item 2(d).    Title of Class of Securities.

This Schedule 13G Statement relates to the Class B Common Stock of the Issuer (the "Stock").

Item 2(e).    CUSIP Number.

The CUSIP number of the Stock is 654106103.

Item 3.    Filing Pursuant to Rules 13d-1(b) or 13d-2(b).

This Schedule 13G Statement is not being filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c).

Item 4.    Ownership.

(a) - (b)

Reporting Persons

Cardinal

The aggregate number of shares of the Stock that Cardinal owns beneficially, pursuant to Rule 13d-3 of the Act, is 12,768,131, which constitutes approximately 7.0% of the 182,882,191 shares of the Stock deemed outstanding pursuant to Rule 13d-3(D)(1)(i) of the Act.

Oak Hill

The aggregate number of shares of the Stock that Oak Hill owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,950,000, which constitutes approximately 1.1% of the 172,064,060 shares of the Stock deemed outstanding pursuant to Rule 13d-3(D)(1)(i) of the Act.

Controlling Persons

Cardinal Genpar

Because of its position as general partner of Cardinal, the aggregate number of shares of the Stock that Cardinal Genpar owns beneficially, pursuant to Rule 13d-3 of the Act, is 12,768,131, which constitutes approximately 7.0% of the 182,882,191 shares of the Stock deemed outstanding pursuant to Rule 13d-3(D)(1)(i) of the Act.

Cardinal Investment

Because of its position as sole member of the general partner of Cardinal, the aggregate number of shares of the Stock that Cardinal Investment owns beneficially, pursuant to Rule 13d-3 of the Act, is 12,768,131, which constitutes approximately 7.0% of the 182,882,191 shares of the Stock deemed outstanding pursuant to Rule 13d-3(D)(1)(i) of the Act.

Cardinal Management

Because of its position as the general partner of the sole member of the general partner of Cardinal, the aggregate number of shares of the Stock that Cardinal Management owns beneficially, pursuant to Rule 13d-3 of the Act, is 12,768,131, which constitutes approximately 7.0% of the 182,882,191 shares of the Stock deemed outstanding pursuant to Rule 13d-3(D)(1)(i) of the Act.

Cardinal MGP

Because of its position as the general partner of the general partner of the sole member of the general partner of Cardinal, the aggregate number of shares of the Stock that Cardinal MGP owns beneficially, pursuant to Rule 13d-3 of the Act, is 12,768,131, which constitutes approximately 7.0% of the 182,882,191 shares of the Stock deemed outstanding pursuant to Rule 13d-3(D)(1)(i) of the Act.

Crandall

Because of his position as the sole member of the general partner of the general partner of the sole member of the general partner of Cardinal, and because of his position as the President and sole shareholder of the general partner of the general partner of Oak Hill, Crandall may be deemed to own beneficially, pursuant to Rule 13d-3 of the Act, the 12,768,131 shares of the Stock owned by Cardinal and the 1,950,000 shares of the Stock owned by Oak Hill, which constitute, in the aggregate, approximately 8.0% of the 184,832,191 shares of the Stock deemed outstanding pursuant to Rule 13d-3(D)(1)(i) of the Act.

FW Strategic

Because of its position as the general partner of Oak Hill, the aggregate number of shares of the Stock that FW Strategic owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,950,000, which constitutes approximately 1.1% of the 172,064,060 shares of the Stock deemed outstanding pursuant to Rule 13d-3(D)(1)(i) of the Act.

Strategic GenPar

Because of its position as the general partner of the general partner of Oak Hill, the aggregate number of shares of the Stock that Strategic GenPar owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,950,000, which constitutes approximately 1.1% of the 172,064,060 shares of the Stock deemed outstanding pursuant to Rule 13d-3(D)(1)(i) of the Act.

To the best of the knowledge of each of the Item 2 Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(c)

Reporting Persons

Cardinal

Cardinal has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Oak Hill

Oak Hill has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Controlling Persons

Cardinal Genpar

Cardinal Genpar has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Cardinal Investment

Cardinal Investment has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Cardinal Management

Cardinal Management has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Cardinal MGP

Cardinal MGP has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Crandall

Crandall has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

FW Strategic

FW Strategic has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Strategic GenPar

Strategic GenPar has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Item 5.    Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.    Identification and Classification of Members of the Group.

This Schedule 13G Statement is being filed on behalf of each of the Item 2 Persons pursuant to Rules 13d-1(c) and 13d-1(k)(1)(iii).  The identity of each of the Item 2 Persons is set forth in Item 2(a) hereof.

Item 9.    Notice of Dissolution of Group.

Not Applicable.

Item 10.    Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATED:    October 15, 2001

CARDINAL INVESTMENT SUB I, L.P.
By:  Cardinal Investment Sub Genpar I, L.L.C., general partner

By: /s/ W.R. Cotham
       W.R. Cotham, Vice President

OAK HILL STRATEGIC PARTNERS, L.P.
By:  FW Strategic Asset Management, L.P., general partner
   By:  Strategic GenPar, Inc., general partner

      By: /s/ W.R. Cotham
             W.R. Cotham, Vice President